
16012123

SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. Nifong Blvd. Building 3B
(No. and Street)

Columbia (City) MO (State) 65203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alex LaBrunerie (573) 449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G. Toennies & Associates P.C.
(Name – *if individual, state last, first, middle name*)

9730 E Watson Rd Ste 100 (Address) St. Louis (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LESLIE WILBERS
MY COMMISSION EXPIRES 4/07/2019
NOTARY PUBLIC NOTARY SEAL
COMMISSION #15634619
COLE COUNTY
STATE OF MISSOURI

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRUNERIE FINANCIAL SERVICES, INC.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR YEARS ENDED DECEMBER 31, 2015 AND 2014


10 yrs
Brian G. Toennies
& Assoc.

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LaBrunerie Financial Services, Inc.
Columbia, Missouri

We have audited the accompanying financial statements of LaBrunerie Financial Services, Inc. (a Missouri S-corporation), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. LaBrunerie Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of LaBrunerie Financial Services, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c-31(1) has been subjected to audit procedures performed in conjunction with the audit of LaBrunerie Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of LaBrunerie Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Brian G. Toennies & Associate P.C.
Saint Louis, Missouri
February 25, 2016

LABRUNERIE FINANCIAL SERVICES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
CURRENT ASSETS		
Cash	$ 272,008	$ 197,093
Overhead Management Fee Receivable	35,000	100,000
Commissions Receivable	29,711	24,227
	336,719	321,320
OTHER ASSETS		
Available for sale investments-Note E	76,347	78,212
PLANT AND EQUIPMENT		
Leasehold Improvements	13,102	10,658
Office Furniture & Equipment	84,320	69,533
	97,422	80,191
Less Accumulated Depreciation	(37,788)	(30,977)
	59,634	49,214
TOTAL ASSETS	$ 472,700	$ 448,746

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts Payable	$ 61,282	$ 34,717
Profit Sharing Contribution Payable	37,000	52,375
Accrued Payroll	12,281	21,913
TOTAL LIABILITIES	110,563	109,005
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued	3,000	3,000
Paid in Capital	69,130	69,130
Retained Earnings	291,424	264,809
Accumulated other comprehensive gain(loss)	(1,417)	2,802
TOTAL STOCKHOLDERS' EQUITY	362,137	339,741
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 472,700	$ 448,746

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
COMMISSIONS RECEIVED NET OF FEES AND CANCELLED CONTRACTS	$ 1,356,182	$ 1,537,581
COMMISSIONS PAID	603,213	891,296
GROSS PROFIT	752,969	646,285
OVERHEAD EXPENSES		
Accounting	49,351	43,883
Advertising	16,037	5,989
Legal Fees	37,210	42,130
Client Gift	3,375	2,431
Compliance	22,000	19,132
Computer Supplies	48,436	20,144
Contract Labor	2,035	6,673
Contributions	265	1,835
Depreciation	6,811	11,011
Dues and Subscriptions	77,461	42,435
Equipment Rental	135	27
Finance Charge	-	1
Meals and Entertainment	6,666	5,170
Insurance	20,111	36,761
Office Expense	13,614	13,126
Occupancy	21,924	22,251
Payroll Taxes	46,629	41,322
Pension	52,103	61,437
Postage	7,359	7,882
Professional Fees	-	19,659
Printing	1,512	422
Repairs and Maintenance	7,462	1,616
Salaries & Wages	375,581	308,818
Settlement	15,000	-
Taxes and Licenses	4,113	20,530
Training	-	865
Travel	6,935	6,558
Utilities	27,097	17,553
Website	-	3,108
TOTAL OVERHEAD EXPENSES	869,222	762,769
OPERATING INCOME	(116,253)	(116,484)
OTHER INCOME		
Interest Income	111	44
Dividends	2,109	2,125
Expense Reimbursement	24,167	1,076
Management Fee	115,000	140,000
Realized Gain on Investment	1,481	2,479
Gain/(Loss) on Disposal of Equipment	-	(1,125)
TOTAL OTHER INCOME	142,868	144,599
NET INCOME	26,615	28,115
OTHER COMPREHENSIVE INCOME		
Unrealized gains on securities:		
Unrealized holding gains (losses) arising during the period	(4,219)	(226)
Less: Reclassification adjustment	-	2,479
OTHER COMPREHENSIVE INCOME	(4,219)	2,253
COMPREHENSIVE INCOME	$ 22,396	$ 30,368

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2015 AND 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2013	$ 3,000	$ 69,130	$ 236,694	$ 3,028	$ 311,852
Net Income (Loss)	-	-	28,115	-	28,115
Change in Unrealized Holding Gains (Losses)	-	-	-	(226)	(226)
BALANCE, DECEMBER 31, 2014	$ 3,000	$ 69,130	$ 264,809	$ 2,802	$ 339,741
Net Income (Loss)	-	-	26,615	-	26,615
Change in Unrealized Holding Gains (Losses)	-	-	-	(4,219)	(4,219)
BALANCE, DECEMBER 31, 2015	$ 3,000	$ 69,130	$ 291,424	$ (1,417)	$ 362,137

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2015 AND 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	2015	2014
Net Income (Loss)	$ 26,615	$ 28,115
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Dividends and Capital Gains Reinvested	(2,353)	(3,165)
Depreciation	6,811	11,011
Change in Assets and Liabilites Increasing (Decreasing) cash flows:		
Commissions Receivable	(5,484)	41,205
Overhead Management Fee Receivable	65,000	(100,000)
Commissions and Accounts Payable	1,557	(15,966)
NET CASH PROVIDED BY OPERATING ACTIVITIES	92,146	(38,800)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Furniture and Equipment	(17,231)	(6,662)
Disposal of Furniture and Equipment	-	1,125
Proceeds From Sale of Investments	-	-
Purchase of Investments	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	(17,231)	(5,537)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	74,915	(44,337)
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR	197,093	241,430
CASH AND CASH EQUIVALENTS-END OF YEAR	$ 272,008	$ 197,093

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2015 or 2014.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on September 8, 1994 and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2015 and 2014 were $29,711 and $24,227, respectively. Commissions payable at December 31, 2015 and 2014 were $23,378 and $10,811, respectively.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Compensated Absences: Compensated absences have not been accrued in the financial statements because the amount cannot be reasonably estimated and is not considered material to the financial statements.

Allowance for Doubtful Accounts: An allowance for uncollectible accounts receivable is not considered necessary.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE B—CASH AND CASH EQUIVALENTS

For purposes of the balance sheet and statement of cash flows, cash and cash equivalents consist of cash and other highly liquid resources, such as investments in money market funds, with an original maturity of three months or less when purchased. The following is the composition of the combined accounts appearing in the financial statements:

	2015	2014
Cash in Bank	$ 242,986	$ 169,309
Money Market Funds	29,022	27,784
Total Cash and Cash Equivalents	$ 272,008	$ 197,093

NOTE C—PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation and amortization, at December 31:

	2015	2014
Furniture and Equipment	$ 84,320	$ 69,533
Leasehold Improvements	13,102	10,658
	97,422	80,191
Accumulated Depreciation	(37,788)	(30,977)
Total Plant and Equipment - Net	$ 59,634	$ 49,214

Depreciation expense for the years ended December 31, 2015 and 2014 was $6,811 and $11,010, respectively.

NOTE D—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000 on December 31, 2015 and 2014 the Company had net capital of $287,34 and $277,471, respectively ($237,354 and $227,471 in excess of minimum required amounts). The percentage of aggregate indebtedness to net capital was 36.97% and 37.72% for 2015 and 2014.

NOTE E—CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2015 and 2014, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exceptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE F—RELATED PARTY TRANSACTIONS

As of December 31, 2015 and 2014, Alex Labrunerie owned 100% of the shares of stock of Labrunerie Financial Services, Inc. The following commissions were paid to Alex for the years ended December 31:

	2015	2014
Alex Labrunerie-Commissions	$444,349	$575,735

Alex Labrunerie is the majority shareholder in Alexander Labrunerie & Co, Inc. For the years ending December 31, 2015 and 2014 Alexander Labrunerie & Co, Inc. paid Labrunerie Financial an administrative fee of $115,000 and $140,000, respectively. The receivable from Alex Labrunerie & Co was $35,000 and $100,000 at December 31, 2015 and 2014.

The Company occupies office space in a building that is owned by Ferd Labrunerie. Ferd is a former owner and the father of Alex Labrunerie. The Company is responsible for paying condominium fees, common area maintenance and real estate taxes. These items are paid directly the appropriate vendors by the Company. The Company has a month to month lease. Rent expense for 2015 and 2014 was $18,000 and $18,000, respectively.

At December 31, 2015 and 2014 the Company owed Ferd Labrunerie $4,401. This was for funds from a closed brokerage account owned by Ferd Labrunerie which was rolled over directly into the available for sale investments of the Company.

NOTE G—INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2015 and 2014 investments consisted of:

	Beginning Fair Value	Reinvested Investment Income	Market Change	Transfers, Purchases & Sales	Ending Fair Value
December 31, 2014					
Available For Sale Investments	$ 75,273	$ 3,166	$ (226)	$ -	$ 78,212
December 31, 2015					
Available For Sale Investments	$ 78,212	$ 2,355	$ (4,219)	$ -	$ 76,347

An unrealized loss of $4,219 and an unrealized loss of $226 has been charged to other comprehensive income for the years ended December 31, 2015 and 2014, respectively.

NOTE G—INVESTMENTS (CONT'D)

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced as follows:

Government Securities (3-6 months)	½%
Money Market Funds	2%
Mutual Funds	9%
Securities	15%

At December 31, 2015 and 2014 these amounts were:

	2015		2014	
Money Market Funds:	Value	Regulatory Reduction	Value	Regulatory Reduction
Money Market Funds	$ 29,022	$ 580	$ 27,785	$ 556
Securities:				
PIMCO Corporate Bond Traded Fund	17,408	2,611	19,158	2,874
Total Securities	17,408	2,611	19,158	2,874
Mutual Funds:				
American Balanced Fund	43,461	3,911	42,748	3,847
Capital Income Builder	15,466	1,392	16,287	1,466
Total Mutual Funds	58,927	5,303	59,035	5,313
Other:				
Greystone Logsitics, Inc	12	12	19	19
Total Investment Reduction	$ 105,369	$ 8,507	$ 105,997	$ 8,762

These investments are held to satisfy reserve requirements and are not held for trading purposes.

NOTE H— FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying financial statements. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	2015		2014	
	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)
Equity Securities	$ 12	$ 12	$ 19	$ 19
Mutual Funds	76,335	76,335	78,193	78,193
	$ 76,347	$ 76,347	$ 78,212	$ 78,212

NOTE H— FAIR VALUE MEASUREMENTS (CONT'D)

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted market prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds and equity securities are based on the closing price reported in the active market where the individual securities are traded, when available.

NOTE I—RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2015 and 2014 there were no material differences with respondent's unaudited report.

NOTE J—SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2016 which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

NOTE K—INCOME TAXES

LaBrunerie Financial Services, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2014, 2013, 2012 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

NOTE L—PENSION PLAN:

The company maintains a 401(k) Profit Sharing Plan. The Plan covers all eligible employees and is held in trust by Principal. Eligibility is limited to employees who have completed one year of service and have attained age 18. The company contributions totaled $52,103 and $61,437 for the years ended December 31, 2015 and 2014, respectively.

LABRUNERIE FINANCIAL SERVICES, INC.
SUPPLEMENTAL INFORMATION

LABRUNERIE FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15C3-1(1)
DECEMBER 31, 2015 AND 2014

	2015	2014
Net Capital		
Ownership Equity	$ 362,137	$ 339,742
Less Non Allowable Assets		
Net Fixed Assets	(66,546)	(49,213)
Other Deductions and/or Charges	270	(4,296)
Total Allowable Capital	295,861	286,233
Less Regulatory Reduction on Investments	8,507	8,762
Total Net Capital	287,354	277,471
Minimun Net Capital Requirement	(50,000)	(50,000)
Excess Over Minimum Net Capital Requirement	237,354	227,471
Total Aggregate Indebtedness	$ 106,224	$ 104,664
Ratio of Aggregate Indebtedness to Net Capital	36.97%	37.72%

See Independent Auditors' Report and Supplemental Information.



LaBrunerie Financial

Member NASD/SIPC

Stonebridge Park

The Exemption Report

The following statements are made to the best knowledge and belief of Alex LaBrunerie as President for LaBrunerie Financial.

I, Alex LaBrunerie, as the President for LaBrunerie Financial, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2015 without exception.



Alex LaBrunerie

2/22/2016

Date

Serving Investors Since 1966

See Independent Auditors' Report.

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of LaBrunerie Financial Services, Inc.
Columbia, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LaBrunerie Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which LaBrunerie Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) LaBrunerie Financial Services, Inc. stated that LaBrunerie Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. LaBrunerie Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LaBrunerie Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian G. Toennies & Associate P.C.
Saint Louis, Missouri
February 25, 2016

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENT (FORM SIPC-7)

Board of Directors of
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by LaBrunerie Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating LaBrunerie Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. LaBrunerie Financial Services, Inc.'s management is responsible for LaBrunerie Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in SIPC-7 for the year ended December 31, 2015 noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,



Brian G. Toennies & Associates P.C.
Saint Louis, Missouri
February 25, 2016

Schedule of Procedures to be Performed

1. We will review the written policies and procedures regarding Anti Money Laundering.
2. We will interview the AML compliance officer of LaBrunerie Financial Services, Inc. and complete an AML Audit Checklist
3. We will review a sample of new client files for appropriate documentation and compliance.
4. We will review a sample of existing client files for appropriate documentation and compliance.

Findings and Recommendations

Our procedures revealed no major problems in the Anti Money Laundering procedures of LaBrunerie Financial Services, Inc. A copy of an OFAC Compliance Report was found in each file reviewed. A copy of the client's personal identification was found in all new client files reviewed. A copy of the client's personal identification was not found in all existing client files. Due to the familiarity with existing clients, missing identification is not considered a major error. LaBrunerie Financial Services, Inc.'s written policy is appropriate and the policies appear to be applied. The compliance officer and other personnel of LaBrunerie Financial Services, Inc. take the Anti Money Laundering procedures seriously and apply appropriate procedures

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19******2652*******************MIXED AADC 220
047830 FINRA DEC
LABRUNERIE FINANCIAL SERVICES INC
601 W NIFONG BLVD STE 3D
COLUMBIA MO 65203-6804

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jamie Seaver 573-636-5507

2. A. General Assessment (item 2e from page 2) $ 3546

B. Less payment made with SIPC-6 filed (exclude interest) (812)

7/27/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2734

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2734

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2734

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Labrunerie Financial Services Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of ____________, 20____.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,529,182
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	4,219
Total additions	4,219
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Administrative Expense Reimb (Deductions in excess of $100,000 require documentation)	115,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	115,000
2d. SIPC Net Operating Revenues	$ 1,418,401
2e. General Assessment @ .0025	$ 3,546

(to page 1, line 2.A.)